Exhibit 16

November 23, 2005

Securities and Exchange Commission

Washington, DC 20549

Ladies and Gentlemen:

We are the independent accountants for Bank of the James Financial Group, Inc., and on March 9, 2005, we reported on the consolidated balance sheets of Bank of the James

Financial Group, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years then ended. On November 2, 2005, we were notified that we would be dismissed as independent accountants for periods beginning on or after January 1, 2006.

We have read Bank of the James Financial Group, Inc.’s statements included under Item 4.01 of its Form 8-K dated November 23, 2005 and we agree with the statements made therein.

Very truly yours,

/s/ Cherry, Bekaert & Holland, L.L.P.